FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated June 5, 2006, regarding the decisions of the Board of Directors’ Meeting held on that date.

2.	Minutes and resolutions of the General Shareholders’ Meeting.

3.	Translation of a letter to CONASEV, dated June 19, 2006 regarding the redemption serial “D” of the 30th issue of the second program of commercial papers.

Lima, June 5, 2006

Item 1

Messers.

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Market Law and of the CONASEV Resolution No. 107-2002-EF/94.10 Telefónica del Perú S.A.A. informs you that today the Board of Directors adopted the following decisions which are considered key events:

•	Approved to call for a shareholders’ meeting, the same which in first call will be carried out on July 6, 2006, 9:00 hours, at Enrique Villar, cuadra 2 s/n, Santa Beatriz, Lima. If the quorum required by law is not met, such meeting will be carried out on July 10 and 14, 2006 in second and third call, respectively, in the place and time indicated above. This meeting will decide the increase of the capital stock by capitalization of the result by exposition to inflation accumulated as of December 31, 2004 in an amount of S/. 202, 630, 820.43; and about the delegation of faculties for the amendment of the first paragraph of Article 5 of the Company’s Bylaws.

•	As part of the capital stock reduction program by the Shareholders’ Meeting on March 24, 2006, the Board of Directors, in exercise of its faculties, approved the reduction of the capital stock in an amount of S/. 594,758,268.01, which will be used to refund the shareholders’ contribution in prorate to their participation in the capital stock. Such reduction of capital stock will be materialized through the decrease of the nominal value of the share.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

GENERAL SHAREHOLDERS’ MEETING

Item 2

MOTION 1

INCREASE OF THE CAPITAL STOCK BY CAPITALIZATION OF PROFIT FROM EXPOSURE TO INFLATION ACCRUED THROUGH DECEMBER 31, 2004 AND DELEGATION OF POWERS FOR THE MODIFICATION OF THE FIRST PARAGRAPH OF ARTICLE 5 OF THE BYLAWS

The Board has called a general meeting of shareholders in accordance with law, to have the latter resolve on the capitalization of profit accrued from exposure to inflation and the delegation of powers for amending the first paragraph of Article 5 of the bylaws;

As may be inferred from the company’s audited financial data, the effect of the redenomination of the accrued exposure to inflation of the capital account as of December 31, 2004 is S/. 202, 630, 820.43, which amount is liable to be capitalized with the prior agreement of the general meeting of shareholders.

To more accurately reflect the equity position of the company, the Board has determined the convenience of submitting for the consideration of the Meeting the capitailzation of the redenomination resulting from the inflation accrued as of December 31, 2004.

The capital amount increase shall be accomplished raising the par value of the stock, without altering the interest of each shareholder and without giving rise to exercising the option of a preemptive subscription, since no new contributions are involved.

Pursuant to the approval granted by the general shareholders’ meeting of April 24 2006, as a result of the corporate merger of Telefónica

Empresas Perú S.A.A. the capital stock of Telefónica del Perú S.A.A. was increased to S/. 1,705,438,650.00. This amount shall soon be adjusted to S/. 1,704,901,946.00 as a result of the amortization of stock of shareholders who exercised their right to reserve stock as provided for in articles 356 and 200 of the Business Corporations Law.

Considering the favorable effects of capitalizing profits from accrued inflation and that such operation shall take place subsequently to the capital adjustment referred to in the preceding paragraph, the following is proposed to the General Meeting of Shareholders:

AGREEMENT:

1. To approve the capitalization of the profit earned from exposure to inflation accrued through December 31, 2004 and, consequently, the increase of capital stock by the amount of S/. 202,630,820.43; that is, from S/. 1,704,901,946.00 to S/. 1,907,532,744.43.

2. To approve that the referred to capital stock increase be made raising the par value of the share, maintaining the same number of shares of the capital stock and without changing the shareholders’ interest in the capital stock. Based on the foregoing, the par value of the share shall be increased by S/. 0.1188518911045930; that is, from S/. 1.00 to S/. 1.1188518911045930.

3. The capital stock increase approved at this Meeting shall take place on the same date; however preliminarily to the capital stock reduction agreed to by the board at its meeting held on June 5, 2006 in exercise of the powers vested upon it by the meeting held on March 24, 2006. To that end, sufficient authority is delegated upon Messrs. Antonio Carlos Valente Da Silva, a Brazilian citizen identified by Alien Card 000258566; Michael Duncan Cary-Barnard, identified by National Identity Card 10803501; José Fermín Álvarez –Carril, a Spanish citizen identified by National Identity Document 000149686; and Julia María Morales Valentín, identified by National Identity Document 08768750, to give either one of them, without distinction, full powers to set the date when the capital increase agreed upon at this meeting shall become effective; determine the date, registration and exchange of such benefit; order the publication of any applicable notices; and represent the Corporation and execute on its behalf whatever public or private documents as are necessary for giving effect to and providing full compliance with the agreements adopted at this meeting.

4. To delegate authority upon the Board to enable it determine the resulting capital stock figure and the par value of each share subsequently to the completion of the operation referred to in the preceding item, and to adopt the agreement relative to the amendment of the first paragraph of Article 5 of the bylaws.

5. Evidence is hereby provided that the exercise of the preemptive subscription right is not applicable, since this capital increase is not made as a result of new contributions.

Item 3

Lima, June 19, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sir:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the following redemption serial “D” of the 30th issue of the second program of commercial papers:

Serial	Term	Date of Issue	Date of Maturity	Nominal Value
D	360	06.08.05	06.03.06	S/.25,000,000.00

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: June 21, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.